Exhibit 21.1

Subsidiaries of Atlantic Acquisition Inc.
Name of the subsidiaries	Jurisdiction of incorporation or formation
Monster, Inc.	California, U.S.
Monster, LLC	Nevada, U.S.
MC California Limited	Ireland
Monster Cable International Limited	Ireland
Monster Latino America Limited	Mexico
MT Nevada Limited	Ireland
Monster Technology International Limited	Ireland
Monster Europe Limited	United Kingdom
Monster Asia Pacific Limited	Hong Kong
Monster China Limited	China
Monster Greater China Limited	Hong Kong
Monster Europe Limited	France